Exhibit 99.1

Canadian Solar Announces Selective Preliminary Results for the Fourth Quarter 2013, Schedules Earnings Conference Call for March 5

GUELPH, Ontario, February 11, 2014 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced selective preliminary results for the fourth quarter ended on December 31, 2013.

For the fourth quarter of 2013, Canadian Solar expects solar module shipments to be in the range of approximately 605 MW to 620 MW, which exceeds the Company’s original guidance of 480 MW to 500 MW provided on November 13, 2013. For the fiscal year 2013 solar module shipments are expected to be in the range of 1,878 MW to 1,893 MW. The Company expects its revenue for the fourth quarter of 2013 to be in the range of $510 million to $520 million. The Company expects its gross margin for the fourth quarter of 2013 including the sale of the Mississippi Mills project in Ontario, Canada, to be in the range of 16% to 18%, compared to its original guidance of 13% to 15% which did not factor in the potential sales of projects from its Ontario, Canada pipeline.

For the three-month period as well as for the twelve-month period ended on December 31, 2013 the Company expects to be profitable at the net-income level on a US-GAAP basis.

Management’s expectations in respect to profitability in the fourth quarter and the fiscal year 2013 are subject to the final ruling by the Suzhou Intermediate Court on a contract dispute between Canadian Solar and LDK as previously disclosed. If the court were to rule against Canadian Solar and order the Company to pay the award to LDK, Canadian Solar may have to make a provision for the fourth quarter of 2013 and the full year of 2013, which would impact the Company’s profitability.

While these estimates represent the most current information available to management, the Company’s financial closing procedures for the quarter ended December 31, 2013 are not yet complete. The estimates above are not a comprehensive statement of the Company’s financial results for the quarter ended December 31, 2013, and the Company’s actual results may differ materially from these estimates as a result of the completion of its financial closing procedures, final adjustments, review by its independent public accountants and other developments arising between now and the time that the financial results for the quarter ended December 31, 2013 are finalized.

March 5, 2014 Earnings Conference Call Details

The Company will hold a conference call on Wednesday, March 5, 2014 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m., March 5, 2014 in Hong Kong) to discuss the Company’s fourth quarter of 2013 results and its business outlook. The dial-in phone number for the live audio call is +1-866-318-8615 or +1-617-399-5134, with passcode 60564093.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the live call until 11:00 p.m. on March 12, 2014, U.S. Eastern Standard Time (11:00 a.m., March 13, 2014 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 72091072.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; adjustments based upon, among other things, completion of the quarterly financial closing review; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Company’s project markets, including the Province of Ontario, Canada, the U.S., and Japan, among other markets;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013 and its registration statement on F-3. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.